Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON DECEMBER 16, 2025
1.Date, Time, and Venue: On December 16, 2025, at 11:00 a.m. its Board of Directors (“Board”) at Suzano S.A. (“Company”) met through the Company’s videoconferencing system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: The meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: (1) Revision and amendment of the following documents: (a) Anti-Corruption Policy; (b) Code of Ethics and Conduct.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda, and resolutions:

“7.1 The Directors, with the affirmative opinion from the Statutory Audit Committee and from the Management and Finance Committee, unanimously and without reservations, approved the proposed amendments to (a) the Ant-Corruption Policy and (b) the Code of Ethics and Conduct pursuant the submitted drafts. After the presentations, a discussion was initiated and, once concluded, with no objections raised, the item was closed and the meeting proceeded to the next item on the agenda.”

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by

(Continuation of the Extract of the Minutes of the Board of Directors Meeting of Suzano S.A., held on December 16, 2025)
Exhibit 99.1

all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform.

I certify that this is an extract of the minutes of the Board of Directors Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.
São Paulo, SP, December 16, 2025.

João Vitor Zocca Moreira
Secretary

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